SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, DC   20549

     _______________

     SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
     UNDER THE SECURITIES EXCHANGE ACT OF 1934
     (AMENDMENT NO.     )1

                         BlackRock Fund Investors I

                              (NAME OF ISSUER)

         Shares of beneficial  interest (par value $.01 per share)

                       (TITLE OF CLASS OF SECURITIES)

                                 091913301

                               (CUSIP NUMBER)

                              _______________

          Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 13G

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     General Reinsurance Corporation

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) ( )
                                                                     (b) ( )

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               5  SOLE VOTING POWER
                  806.32
  NUMBER OF
    SHARES     6  SHARED VOTING POWER
 BENEFICIALLY     0
   OWNED BY
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING       806.32
    PERSON
     WITH      8  SHARED DISPOSITIVE POWER
                   0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     806.32

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     ( )
     SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     15.2%

 12  TYPE OF REPORTING PERSON*
     IC



          Item 1(a) Name of Issuer:
                    BLACKROCK FUND INVESTORS I

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    345 PARK AVENUE, 30TH FLOOR
                    NEW YORK, NEW YORK  10154

          Item 2(a) Name of Person Filing:
                    GENERAL REINSURANCE CORPORATION

          Item 2(b) Address of Principal Business Office or, if none, Residence:

                    695 EAST MAIN STREET
                    STAMFORD, CT  06904
          Item 2(c) Citizenship:
                    STATE OF DELAWARE

          Item 2(d) Title of Class of Securities:
                    SHARES OF BENEFICIAL INTEREST (PAR VALUE $.01 PER SHARE)

          Item 2(e) CUSIP Number:
                    091913301

          Item 3.   If this statement is filed pursuant to Rules
                    13d-1(b) or 13d-2(b), check whether the person filing is a:

                    (a)  [ ]  Broker or Dealer registered under
                              Section 15 of the Act

                    (b)  [ ]  Bank as defined in section 3(a)(6) of
                              the Act

                    (c)  [X]  Insurance Company as defined in
                              section 3(a)(19) of the Act

                    (d)  [ ]  Investment Company registered under
                              section 8 of the Investment Company
                              Act

                    (e)  [ ]  Investment Adviser registered under
                              section 203 of the Investment
                              Advisers Act of 1940

                    (f)  [ ]  Employee Benefit Plan, Pension Fund
                              which is subject to the provisions of
                              the Employee Retirement Income
                              Security Act of 1974 or Endowment
                              Fund; see S240.13d-1(b)(1)(ii)(F)

                    (g)  [ ]  Parent Holding Company, in accordance
                              with S240.13d-1(b)(ii)(G)  (Note:
                              See Item 7)

                    (h)  [ ]  Group, in accordance with S240.13d-
                              1(b)(1)(ii)(H)


          Item 4.   Ownership.

               (a)  Amount Beneficially Owned:

                    806.32 SHARES OF BENEFICIAL INTEREST

               (b)  Percent of Class:
                    15.2%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote
                         806.32
                    (ii) shared power to vote or to direct the vote
                         0
                    (iii)sole power to dispose or to direct the
          disposition              of
                         806.32
                    (iv) shared power to dispose or to direct the
          disposed of
                         0
          Item 5.   Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                    NOT APPLICABLE

          Item 7.   Identification and Classification of the
                    Subsidiary Which Acquired the Security Being
                    Reported on By the Parent Holding Company.

                    NOT APPLICABLE

          Item 8. Identification and Classification of Members of the Group.
                    NOT APPLICABLE

          Item 9.   Notice of Dissolution of Group.
                    NOT APPLICABLE


          Item 10.  Certification

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GENERAL REINSURANCE
          CORPORATION

                                        By:


                                        Name:


                                        Title:

          Dated:  APRIL 10, 1995